AD 10/4



S 07009179 COMMISSION 549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED SEP 28 2007 MAIL PROCESSING SECTION WASH, D.C. 186

SEC FILE NUMBER
8- 36129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2006 (MM/DD/YY) AND ENDING JUNE 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DOMESTIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 SUMMIT AVENUE
(No. and Street)

MONTVALE,	NEW JERSEY	07645
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK SHEFTS 201-782-0888
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE,	ROCKVILLE CENTRE,	NY	11570
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED OCT 05 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2A

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CA 10/4

OATH OR AFFIRMATION

I, MARK SHEFTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DOMESTIC SECURITIES, INC., as of JUNE 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

HARRY LEFKOWITZ
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/29/2009

DOMESTIC SECURITIES, INC.

FINANCIAL REPORT

JUNE 30, 2007

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

DOMESTIC SECURITIES, INC.
Financial Report
June 30, 2007

CONTENTS

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors
Domestic Securities, Inc.
Montvale, New Jersey

We have audited the accompanying statement of financial condition of Domestic Securities, Inc. as of June 30, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Domestic Securities, Inc. as of June 30, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
September 11, 2007

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

DOMESTIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

Cash and cash equivalents		$ 1,070,739
Receivable from brokers		3,593,009
Securities owned – at market value		2,876,318
Property and equipment – net		165,343
Other investments		37,200
Receivable from related parties		2,915,600
Other assets		71,847
Deferred tax assets		15,000
Security deposits		6,032
Total Assets		$10,751,088

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payable to clearing broker		$ 1,885,408
Accounts payable		165,068
Accrued expenses		960,182
Income taxes payable		55,760
Securities sold, not yet purchased – at market value		697,274
Total Liabilities		3,763,692
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, no par value; authorized 200 shares, issued and outstanding 150 shares	$ 150	
Additional paid-in capital	3,435,400	
Retained earnings	3,551,846	
Total Stockholders' Equity		6,987,396
Total Liabilities and Stockholders' Equity		$10,751,088

The accompanying notes are an integral part of the financial statements.

DOMESTIC SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2007

REVENUES:		
Trading gains – net		$ 17,872,727
Other		352,144
Interest and dividends		272,132
Total Revenues		18,497,003
COSTS AND EXPENSES:		
Clearing charges	$ 939,397	
Communication costs	1,101,268	
Officers' compensation	1,650,000	
Employee compensation and benefits	11,056,234	
Occupancy costs	344,142	
Regulatory fees	197,293	
Other operating expenses	3,049,627	
Total Costs and Expenses		18,337,961
Income before Provision for Income Taxes		159,042
Provision for Income Taxes		79,000
NET INCOME		$ 80,042

The accompanying notes are an integral part of the financial statements.

DOMESTIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance – Beginning of Year	$ 150	$3,435,400	$3,471,804	$ 6,907,354
Net Income	-	-	80,042	80,042
Balance – End of Year	$ 150	$3,435,400	$3,551,846	$ 6,987,396

The accompanying notes are an integral part of the financial statements.

DOMESTIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2007

Cash Flows from Operating Activities:		
Net Income		$ 80,042
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		94,749
Decrease in deferred tax assets		17,000
Decrease in deferred tax liabilities		(200,000)
(Increase) Decrease in Operating Assets:		
Receivable from brokers	$ 206,377	
Securities owned – at market value	(1,209,463)	
Other assets	337,424	
Security deposits	(50)	(665,712)
Increase (Decrease) in Operating Liabilities:		
Payable to clearing broker	803,154	
Accounts payable	(12,185)	
Accrued expenses	(171,394)	
Income taxes payable	37,760	
Securities sold, not yet purchased – at market value	197,769	855,104
Net Cash Provided by Operating Activities		181,183
Cash Flows from Investing Activities:		
Purchases of property and equipment		(119,421)
Proceeds from Receivable – sale of ECN assets		500,000
Net Cash Provided by Investing Activities		380,579
Cash Flows from Financing Activities:		
Advances to related parties - net		(13,515)
Net Cash (Used) in Financing Activities		(13,515)
Increase in Cash and Cash Equivalents		548,247
Cash and Cash Equivalents – Beginning of Year		522,492
Cash and Cash Equivalents – End of Year		$ 1,070,739
Supplemental Cash Flow Disclosure:		
Cash Paid for Interest		$ -
Cash Paid for Income Taxes		$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Domestic Securities, Inc., (the "Company") is a registered broker/dealer engaged primarily in securities trading. The Company is a wholly owned subsidiary of a privately owned corporation ("the Parent").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Marketable Securities

Securities owned and securities sold but not yet purchased are stated at fair market value and represent equity securities in which the Company acts as market maker and performs proprietary trading. Securities owned and securities sold but not yet purchased consist of equity securities.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price. A liability is thereby created to purchase the security in the market at prevailing prices. Accordingly, these transaction result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of operations.

Unrealized gains and losses on securities are reflected in the statement of income.

Depreciation

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets, which approximate three to five years.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Estimated Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or amounts which, because of their short-term nature, approximate fair value.

Brokerage receivables and payables are recorded at contracted amounts which approximate fair value.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

Concentration of Credit Risks

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Revenue Recognition

The Company records proprietary and firm trading transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices. The Company records client transactions on a trade date basis.

Reclassifications

Certain items in these financial statements have been reclassified to conform to the current period presentation.

NOTE 2 - Brokerage Receivables and Payables

Receivable from brokers consist of the following:	
Clearing broker deposit receivable	$ 2,799,114
Receivable from clearing broker – trading gains - net	793,895
	$ 3,593,009

Payable to clearing broker represents net amounts owed on security positions.

NOTE 3 - Property and Equipment

Property and equipment consists of the following:

Furniture and Fixtures	$ 79,055
Office Equipment and Computers	389,860
Leasehold Improvements	37,924
	506,839
Less: Accumulated Depreciation	341,496
	$ 165,343

Depreciation expense was $94,749 for the year ended June 30, 2007.

NOTE 4 - Receivable from Related Parties

Receivable from related parties consist of advances made to the Company's parent and other affiliates. These loans are unsecured, bear interest primarily at 6% per annum and are due on demand. Interest income on these loans of $189,221 was recognized for the year ended June 30, 2007.

NOTE 5 - Related Party Transactions

The Company rents its Montvale, New Jersey office facilities from a related company on a month-to-month basis. Rent paid to this related company approximated $189,000 for the year ended June 30, 2007.

The Company rents office facilities on a month to month basis from a related party. Rent expense amounted to approximately $4,000 on this facility.

The Company paid an affiliate approximately $177,000 during the year ended June 30, 2007 for technical support services. Such services consist primarily of compensation expense.

NOTE 6 - Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("the Rule") under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, equal to the greater of $100,000 or $2,500 for each stock it posts a quote in that trades above $5 per share and $1,000 for each stock it posts a quote in that trades at $5 or less per share, up to $1,000,000 and a net capital ratio, as defined, of a maximum of 1500%. At June 30, 2007, the Company's net capital was $3,344,867, which exceeded its minimum net capital requirement by $2,344,867 and its net capital ratio was 31.54%.

NOTE 7 - Commitments and Contingencies

Legal

The Company is involved in legal proceedings and claims which arise in the ordinary course of its business. Management cannot determine the outcome of these proceedings and claims at this time and believes that the outcome of any such litigation and claims would not result in any material adverse effect on the Company's financial position or results of operations.

Lease Commitments

The Company occupies office facilities in Edison, New Jersey under a non-cancellable operating lease. Approximate future minimum commitments under this lease are as follows.

Year Ending June 30,	
2008	$ 53,000
2009	$ 53,000
2010	$ 53,000

Rent expense for this lease was approximately $56,000 for the year ended June 30, 2007.

NOTE 8 - Financial Instruments with Off-Balance Sheet Credit Risk

The Company maintains inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transactions. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

NOTE 9 - Income Taxes

The Company and its Parent and subsidiaries are members of a group of affiliated companies which join in filing a consolidated Federal income tax return. In addition, the Company also files separate state and local tax returns.

NOTE 9 - Income Taxes (Continued)

Each company in the consolidated group pays its share of Federal income taxes based on its taxable income. Members with losses record tax benefits to the extent such losses are recognized in the consolidated Federal tax return. Federal taxes are paid to, or received from, the Parent based upon each Company's unconsolidated taxable income or loss. State and local corporate taxes are paid on a separate basis by each company. For the year ended June 30, 2007, the Company's components of provision for income taxes was as follows:

Current:	
Federal	$ 203,000
State	59,000
Total Current	262,000
Deferred	(183,000)
	$ 79,000

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. Temporary differences that created deferred tax assets and liabilities are as follows:

Deferred tax assets:	
Depreciation	$ 15,000
	$ 15,000

NOTE 10 - 401(k) Plan

Eligible employees of the Company are participants in a defined contribution retirement plan that qualifies as a 401(k) plan under the Internal Revenue Code. The Company made no matching contributions for the year ended June 30, 2007.

A copy of the Firm's Statement of Financial Condition as at June 30, 2007, pursuant to S.E.C. Rule 17a-5, is available for inspection at the Firm's office and at the regional office of the Securities and Exchange Commission.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

DOMESTIC SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
JUNE 30, 2007

CREDIT ITEMS:		
Total stockholders' equity		$ 6,987,396
DEBIT ITEMS:		
Property and equipment - net	$ 165,343	
Other investments	37,200	
Receivable from related parties	2,915,600	
Other assets	71,847	
Deferred tax assets	15,000	
Security deposits	6,032	
Total Debit Items		3,211,022
Net Capital Before Haircuts		3,776,374
Haircuts on Securities:		
Other securities		431,507
Net Capital		3,344,867
Less: Minimum net capital requirement		1,000,000
Remainder: Net capital in excess of all requirements		$ 2,344,867

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$1,181,010	31.54%
Divided by: Net Capital	$3,744,867	

Aggregate Indebtedness:	
Accounts payable	$ 165,068
Accrued expenses	960,182
Income taxes payable	55,760
	$1,181,010

SCHEDULE 2.

DOMESTIC SECURITIES, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
JUNE 30, 2007

Net capital - per Company's unaudited X-17A-5 Part II A Filing		$ 2,997,433
Adjustments:		
Increase in brokerage receivables	$ 234,296	
Decrease in securities owned	(73,603)	
Decrease in haircuts	11,040	
Increase in due to clearing broker	(2,025)	
Decrease in securities sold, not yet purchased	37,630	
Increase in income taxes payable	(37,760)	
Decrease in deferred tax liabilities	200,000	
Increase in accrued expenses	(22,144)	347,434
Net capital - per report pursuant to Rule 17a-5(d)		$ 3,344,867

To the Officers and Directors
Domestic Securities, Inc.
Montvale, New Jersey

Gentlemen:

In planning and performing our audit of the financial statements of Domestic Securities, Inc. for the year ended June 30, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Domestic Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (II) and in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures to determining compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Domestic Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a -5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purposes.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
September 11, 2007

END